COMPANY ANNOUNCEMENT

Brantford, Ontario, November 15, 2004 Wescast Industries Inc. (TSX: WCS.A; NASDAQ: WCST) announced today that the strike by union members at its machining plant in Strathroy ended following a ratification vote held on Sunday November 14, 2004. There were no disruptions to customer shipments during the work stoppage.

Union members at the Brantford foundry also voted on Sunday to ratify a new three-year contract at their plant. The Brantford contract was the third and last contract to be negotiated in 2004.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

For further information please contact:
Mr.     Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000